Exhibit 21.1

List of Subsidiaries

Pursuant to Item 601(b)(21) of Regulation SK The following is a list of the Subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business:

Subsidiary	Jurisdiction
Master Central Holdings Limited	British Virgin Islands
Waraku Group Limited	Hong Kong
Rich Plenty Group Limited	British Virgin Islands
C& Hospitality Limited	Hong Kong
ES Concept (F&B) Co., Limited	Hong Kong
ES& TWP Limited	Hong Kong
ES& Yoho Limited	Hong Kong
C& NTP Limited	Hong Kong
ES& Granville Limited	Hong Kong
2811387 Ontario Inc.	Ontario
2750039 Ontario Inc.	Ontario
Ajisen Ramen (Canada) Inc.	Ontario
1000047451 Ontario Limited	Ontario
2770933 Ontario Inc.	Ontario
2512118 Ontario Inc.	Ontario